HSBC USA INC.
Global Opportunity Notes^{TM}

Filed Pursuant to Rule 433
Registration No. 333-133007
February 2, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006
and Prospectus Supplement dated October 12, 2007)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	5.5 Year Global Opportunity Notes
Issuer Rating	AA- (S&P), Aa3 (Moody's)[1]
Denomination	US Dollars (USD)
Trade Date	February 23, 2009
Index Set Date	February 24, 2009
Settlement Date	February 27, 2009
Final Valuation Date	August 26, 2014
Maturity Date	August 29, 2014
Issue Price	$1,000 per Note (100.00%)
Index Basket (and Weightings)	S&P 500® Index (1/3) DJ EURO STOXX 50® Index (1/3) Nikkei 225 Stock Average^{SM} (1/3)
Redemption Proceeds At Maturity	Principal Amount x (100% + the lesser of (i) the maximum cap and (ii) the basket return)
Basket Return	The average of the index performance for the three indices comprising the index basket.
Index Performance	For each index within the index basket: $$\frac{Final\ Index\ Level - Initial\ Index\ Level}{Initial\ Index\ Level}$$
Maximum Cap	[45-55%] (to be determined on the Trade Date)
Initial Index Level	For each index, the official closing level of the index on the trade date.
Final Index Level	For each index, the official closing level of the index on the final valuation date.
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance amount of $1 million
CUSIP	4042K0UX1
OID Tax Rate	[2.62%] (estimated).

1 A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Notes Description

The Global Opportunity Notes provide exposure to potential appreciation in the level of a basket of global equity indices, subject to a maximum return equal to the maximum cap, and if held to maturity, 100% principal protection. These notes are designed for investors that seek to reduce and diversify portfolio risk through broad exposure to equity markets in the U.S., Europe and Japan. The principal protection feature applies only if the notes are held to maturity and is subject to the creditworthiness of the Issuer.

Highlights

- *Growth Potential:* Investors receive point to point upside participation in the performance of a global basket of three equity indices, subject to a maximum cap.

- *Principal Protection:* If held to maturity, the notes are 100% principal protected.

- *Global Diversification:* The notes provide exposure to 3 major large cap equity indices in the United States, Europe and Japan.



HSBC ◆
The world's local bank

INDEX DESCRIPTIONS AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Price Performance of the Underlying Indices


160%
140%
120%
100%
80%
60%
40%
20%
0%
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
S&P 500 Index
Nikkei 225 Stock Average
DJ Euro Stoxx 50 Index

Past performance is not a prediction or guarantee of future results.

Source: Bloomberg Professional® service.



The S&P 500® Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.



The Dow Jones EURO STOXX 50® Index is a free-float market capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the European Monetary Union.



The Nikkei 225 Stock Average℠ is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of the index basket will increase moderately—meaning that you believe the levels of the underlying indices will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.
- You are willing to invest in the notes given that the return on the notes is subject to a maximum cap.
- You are comfortable receiving only the principal amount of your notes in the event that the final basket return is less than or equal to zero.
- You are willing to forego dividends paid on the stocks included in the underlying indices.
- You are willing to hold the notes to maturity.
- You do not seek current income from the notes.

The notes may not be suitable for you if:

- You do not believe the level of the index basket will increase over the term of the notes, or you believe the basket return will be greater than the maximum cap during the term of the notes.
- You seek an investment that is exposed to the full potential appreciation of the underlying indices, without a cap on participation.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends paid on any stocks included in the underlying indices.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See “Risk Factors” in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- Principal protection only applies if the notes are held to maturity.
- Principal protection is provided by HSBC USA Inc. and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations as they come due.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes is linked to the performance of an equally-weighted basket of equity indices and may be positive or negative.
- Return on the notes does not necessarily reflect the full performance of the index basket and movements in the level of the indices may affect whether or not you receive a return in excess of a minimum guaranteed return equal to 100% of the principal amount.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- An investment in the notes is subject to risks associated with the U.S., European and Japanese securities markets.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the index basket identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the index basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index basket, the underlying indices or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 5, 2006, the Prospectus Supplement dated July 3, 2006 and the Free Writing Prospectus dated January 28, 2009. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Pricing Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Pricing Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:

- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm
- the Prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409003952/v138101_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.